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Andrew J. McCormick

Direct: +1 303 454 2589

andrew.mccormick@hoganlovells.com

October 24, 2017

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Attn:	Larry Spirgel
Courtney Lindsay

Re:	Royalty Flow Inc.
Offering Statement on Form 1-A Filed September 25, 2017 File No. 024-10745

Ladies and Gentlemen:

On behalf of Royalty Flow Inc. (“Royalty Flow” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2017, with respect to the above-referenced Offering Statement on Form 1-A filed by the Company on September 25, 2017 (as amended from time to time, the “Offering Statement”).

The Company has today filed via EDGAR an amendment to the Offering Statement (the “Amendment”). The Amendment reflects amended disclosure in response to the Staff’s comments.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Offering Statement.

Option Agreement, pages 3 and 31

1.	We note your response to our prior comment 2. Please indicate whether you have any potential sources of alternative financing secured in case you do not raise the minimum amount in this offering by November 15, 2017. Clarify in your Use of Proceeds section that your offering proceeds could be used to repay alternative financings used to exercise either option.

United States Securities and Exchange Commission

October 24, 2017

RESPONSE:

The Company is in discussions with and at various stages with multiple alternative financing providers; however no definitive agreement has been signed. Such alternative financing is expected to be debt financing; however, such alternative financing may include an equity component, including, but not necessarily, warrants over our common stock, which would be potentially dilutive to participants in the offering. The Company has clarified in the Use of Proceeds section at pages 8, 22 and 24 that its offering proceeds could be used to repay alternative financings or used to exercise either Option.

2.	Explain the requirement of the Option Agreement that the Company “must conduct an initial public offering prior to April 27, 2018.” Clarify whether that phrase is intended to mean “successfully completed,” “minimally completed,” or “ongoing” (we note that you may extend the offering beyond April 25, 2018 under certain circumstances).

RESPONSE:

The Company has updated the Amendment to explain that it will extend the offering beyond April 27, 2018 only with the consent of the Counterparties under the Option Agreement. The Company intends to seek such waiver if the offering will not be successfully completed, including listing on either the OTCQB or an exchange reasonably acceptable to the Counterparties (the “Listing”), by April 27, 2018. The updated disclosure can be found at pages 3, 31 and 54.

Risk Factors, page 9

3.	Please include an additional risk factor highlighting the possibility that you may not exercise either option yet still complete this initial public offering, and what the potential negative consequences to investors could be.

RESPONSE:

The Company has included an additional risk factor in the Amendment, which can be found at page 11 and reads:

If we do not close on the Acquired Interest, we will have no revenues or assets.

While we expect to exercise the Option and acquire the Acquired Interest upon completion of the offering, it is possible that the offering may be completed and we may fail to exercise the Option and/or to acquire the Acquired Interest. In such case, we would be without revenue or assets, and we would incur a net operating loss until we identify alternative royalty interests to the Acquired Interest, and there can be no assurance that we can identify such opportunities on agreeable terms, or at all.

United States Securities and Exchange Commission

October 24, 2017

4.	Consider adding a risk factor that discusses the possibility that you may have to pay the Counterparties $100,000 if you fail to conduct an initial public offering by April 27, 2018. Highlight the possible scenario that after April 27, 2018 the Counterparties could repurchase the Acquired Interests without this offering being terminated and no funds returned to investors.

The Company has included an additional risk factor in the Amendment, which can be found at page 21 and reads:

The Option Agreement includes a repurchase right and an additional payment obligation if we fail to complete a public offering and list our shares by April 27, 2018.

Pursuant to the Option Agreement, if we have closed on the Acquired Interest and not completed a public offering by April 27, 2018, including the Listing, the Counterparties are entitled to a payment of $100,000 and the Counterparties have a repurchase right over the Acquired Interest. If we seek to extend the offering, including our efforts complete the Listing, beyond April 27, 2018, we will seek the waiver of the Counterparties of their repurchase right under the Option Agreement during such extension; however, there can be no assurance that we will successfully negotiate such waiver, and the terms of such waiver may be detrimental to our shareholders. If we have exercised the Option without having completed the offering, including the Listing, by April 27, 2018, the Counterparties may exercise their repurchase right of the Acquired Interest, and the Company would be without its sole asset and source of revenue. In such a case, no funds would be returned to investors, and we would have to seek alternative royalty assets, and there can be no assurances such assets will be available on beneficial terms or at all.

Use of Proceeds, page 24

5.	We note that in response to our prior comment 3 you have revised your offering statement to indicate that the Company’s officers or directors will not solicit investors in connection with the offering. Please confirm that the directors and officers will not be negotiating with or advising investors in connection with the offering.

RESPONSE:

As previously indicated and pursuant to Rule 3a4-1 of the Securities Exchange Act of 1934 (commonly referred to as the “issuer’s exemption”), directors and officers will not be compensated in connection with participation in solicitation by payment of commissions or other remuneration based either directly or indirectly on transactions in securities. Directors and officers activities with investors will be limited to solicitations pursuant to such rule and Regulation A, and no director or officer shall negotiate with or advise investors in connection with the offering.

* * *

United States Securities and Exchange Commission

October 24, 2017

Please do not hesitate to contact the undersigned at (303) 454-2589 if you have any questions or would like any additional information.

Sincerely,

By:	/s/ Andrew J. McCormick
Andrew J. McCormick

cc:	Jeff Schneider, CEO, Royalty Flow Inc.